SWORD SECURITIES LLC

Statement of Financial Condition
Pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934

December 31, 2018

With Independent Registered Public Accounting Firm Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45650

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sword Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 Nassau Street, 5th Floor
(No. and Street)

Princeton	NJ	08542
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Rowe 609-924-6710
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Withum Smith & Brown
(Name – *if individual, state last, first, middle name*)

1411 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Rowe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sword Securities, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SUPRIYA SRIVASTAVA
Notary Public
State of New Jersey
My Commission Expires Oct. 24, 2022
I.D.# 50070581

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
Sword Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sword Securities LLC (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2014.

WithumSmith+Brown, PC

February 27, 2019
New York, New York

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 T (212) 751 9100 F (212) 750 3262 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

Sword Securities LLC
Statement of Financial Condition
December 31, 2018

Assets

Cash	$	3,761
Certificate of deposit		6,408
Accounts receivable		175,000
Other assets		1,921
	$	187,090

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	160,762
Total liabilities		160,762
Member's equity		26,328
	$	187,090

The accompanying notes are an integral part of this financial statement.

_____

1. Organization and Summary of Significant Accounting Policies

Nature of Business Operations
Sword Securities LLC was incorporated in July 2013 under the laws of the State of Delaware and was registered as a broker-dealer in September 2013 pursuant to Section 15(b) of the Securities Exchange Act of 1934, as amended. Sword Securities LLC is a wholly owned subsidiary of Sword Rowe & Company LLC.

Use of Estimates
The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable and Contract Balances
Accounts receivable arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. As of January 1, 2018, the accounts receivable balance was $0. At December 31, 2018, there were accounts receivable of $175,000 reported in the statement of financial condition. On a periodic basis, management evaluates its accounts receivable and provides for probable uncollectible amounts through a charge to operations and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to accounts receivable. As of December 31, 2018, the Company did not have any allowance for doubtful accounts.

Revenue Recognition
Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five-step model to (a) identify the contracts(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

The Company's adoption (under the modified retrospective method) resulted in no adjustments to retained earnings as of January 1, 2018, as the Company has not yet commenced any revenue producing activities. As a result, there was no contract assets or contract liabilities as of January 1, 2018 or December 31, 2018.

Significant Judgements
Revenue from contracts with customers includes fees from investment banking fees. The recognition and measurement of the revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. The Company has only one performance obligation with its customers, which the closing of the transaction and the sale of the security.

_____

The Company has the following revenue stream in 2018:

Commissions on Private Placements: The Company advises on the sale of equity and debt securities through private placements. Revenue from private placements is recognized at the point in time that performance under the arrangement is completed which is usually the closing date of the transaction and the sale of the security or the contract is cancelled. The Company believes that the closing date of the contract is the appropriate point in time to recognize revenue for Private Placements fees as there are no significant actions which the Company needs to take subsequent to this date and the client obtains the control and benefit of the capital markets offering at that point.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e. unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received.

Contract liabilities arise when the customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied.

New Accounting Pronouncements
On January 1, 2019 the Company recognized the adoption of ASU 2016-02 "Leases" which provides accounting guidance related to leases. Under ASU 2016-02, lease arrangements exceeding a 12-month term shall require the lessee to recognize both a liability for future lease payments and a right-of-use asset representing the right to use the underlying asset against the term of the outstanding lease. The new accounting guidance is not expected to have a material impact to the Company's financial statements.

Income Taxes
The Company is a single member limited liability company. Therefore, the income or loss is passed through to the member and no provision for federal and state income taxes has been included in the financial statements for the Company. Since the Company is a single member limited liability company, it is considered a disregarded entity for tax purposes. Therefore, it is not required to file income tax returns in the U.S. Federal jurisdiction or states.

The Company has no tax examinations in progress. The Company had no unrecognized tax benefits as of December 31, 2018.

2. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital level and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15.0 to 1.0 while conducting business. At December 31, 2018 the Company had net capital of $6,651 which was $4,066 below its required minimum net capital level of $10,716 (6 2/3% of aggregated indebtedness). Also, at December 31, 2018, the Company's ratio of aggregate indebtedness to net capital was 24.17 to 1.0 which is above the permitted ratio. This situation arose from a transaction closing on December 28, 2018, producing a receivable of $175,000 as well as an associated liability of $157,500 to a registered representative.   The timing of the transaction closing caused a temporary increase in the Company's aggregate indebtedness beyond the allowed amount. This was resolved on January 10, 2019 when payment of the transaction fee was received from the client and the registered representative was paid his share of the fee. The Company did not conduct any business during the period of December 28, 2018 through January 10, 2019.

_____

3.   **Special Account for the Exclusive Benefit of Customers**

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of sub paragraph (k)(2)(i) however it is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers." As the Company does not handle customer cash or securities, it does not have any obligation with respect to the Possession or Control requirements under SEC Rule 15c3-3.

4.   **Fair Value Accounting**

Pursuant to the requirements of FASB ASC 820, *Fair Value Measurements*, the Company has provided fair value disclosure information for relevant assets and liabilities in these financial statements. ASC 820, which defines fair value, establishes a framework for measuring fair value in U.S. generally accepted accounting principles, and expands disclosures about fair value measurements. Fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the Company transacts. ASC 820 clarifies that fair value should be based on assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. ASC 820 requires fair value measurements to be separately disclosed by level within the fair value hierarchy. While not expanding the use of fair value, ASC 820 may change the measurement of fair value. Any change in the measurement of fair value would be considered a change in estimate and included in the results of operations in the period of adoption.

The following table presents information about the Company's financial assets that are measured at fair value on a recurring basis as of December 31, 2018 and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value. The hierarchy is broken down into three levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs include data points that are observable such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) such as interest rates and yield curves that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

The fair value of the Company's financial assets is summarized as follows as of December 31:

	Level 1	Level 2	Level 3	Total
Certificate of deposit	6,408	--	--	6,408
	$ 6,408	$ --	$ --	$ 6,408

_____

5.   **Reconciliation of Contract Assts and Contract Liabilities**

The Company received all its revenue from two major customers. The revenue is from placement fee income.

Revenue from Placement Fees for 2018	760,000
Amount recognized as receivables	(175,000)
Amount recognized and received	(585,000)
Net contracts as of 12/31/18	$0
Contract assets as of 12/31/18	$0

There are no outstanding contracts as of 12/31/18.

6.   **Concentration of Credit Risk**

The Company maintains cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on its cash balances.

The Company derived its revenue from 2 customers during the year. The accounts receivable as of December 31, 2018 of $175,000 was from 1 customer. This amount was received in 2019.

7.   **Related Party Transactions**

The Company has an expense sharing agreement with its parent, Sword Rowe & Company LLC. In accordance with this agreement, the Company pays for all direct expenses in relation to its business. Sword Rowe & Company LLC assumes and pays for all indirect expenses on behalf of the Company.